# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enerflex Ltd., CIK 0001904856
CUSIP: 29269R105
Title of class of securities: COM
Address of issuer's principal executive offices: 1331 MacLeod Trail South East, Calgary, Alberta Canada (A0), T2G 0K3
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001596800-25-000005
Filed by CIK 0001596800

## Reporting persons
- Connor, Clark & Lunn Investment Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: British Columbia Canada (A1); sole voting power 11,814,885; shared voting power 0; sole dispositive power 12,761,265; shared dispositive power 0; aggregate amount beneficially owned 12,761,265 (10.5% of the class)

## Item 1. Issuer
Name of issuer: Enerflex Ltd.
Address of issuer's principal executive offices: 1331 MacLeod Trail South East, Calgary, CA-AB, T2G 0K3, CA

## Item 2. Person Filing
Name of person filing: Connor, Clark & Lunn Investment Management Ltd.
Address of principal business office or, if none, residence: #2300 - 1111 West Georgia Street, Vancouver, V6E 4M3, BC, Canada
Citizenship: BRITISH COLUMBIA, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 12,761,265
Percent of class: 10.5
Sole power to vote or to direct the vote: 11,814,885
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,761,265
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Connor, Clark & Lunn Investment Management Ltd.: Derrick Crowe, Chief Compliance Officer (05/05/2026)